                                                                           Exhibit 12

                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Dollars in Thousands)
                                  Unaudited
                                     Nine
                                    Months
                                    Ended
                                September 30,                    Year Ended December 31,
                                     1999        1998          1997        1996        1995        1994
Net Income . . . . . . . . . . .   $ 88,247    $ 47,756    $  499,518    $168,950    $181,676    $187,447
Taxes on Income. . . . . . . . .     22,357      14,557       382,987      86,102      83,392      99,951
    Net Income Plus Taxes. . . .    110,604      62,313       882,505     255,052     265,068     287,398

Fixed Charges:
  Interest on Long-Term Debt . .    180,335     170,855       119,972     105,741      95,962      98,483
  Interest on Other Indebtedness     26,283      37,190        55,761      34,685      27,487      20,139
  Interest on Other Mandatorily
    Redeemable Securities. . . .     13,556      18,075        18,075      12,125         372        -
  Interest on Corporate-owned
    Life Insurance Borrowings. .     29,007      38,236        36,167      35,151      32,325      26,932
  Interest Applicable to
    Rentals. . . . . . . . . . .     26,832      32,796        34,514      32,965      31,650      29,003
      Total Fixed Charges. . . .    276,013     297,152       264,489     220,667     187,796     174,557

Preferred and Preference Dividend
Requirements:
  Preferred and Preference
    Dividends. . . . . . . . . .        847       3,591         4,919      14,839      13,419      13,418
  Income Tax Required. . . . . .        215       1,095         3,771       7,562       6,160       7,155
      Total Preferred and
        Preference Dividend
        Requirements . . . . . .      1,062       4,686         8,690      22,401      19,579      20,573

Total Fixed Charges and Preferred
   and Preference Dividend
   Requirements. . . . . . . . .    277,075     301,838       273,179     243,068     207,375     195,130

Earnings (1) . . . . . . . . . .   $386,617    $359,465    $1,146,994    $475,719    $452,864    $461,955

Ratio of Earnings to Fixed
 Charges . . . . . . . . . . . .       1.40        1.21          4.34        2.16        2.41        2.65


Ratio of Earnings to Combined Fixed
  Charges and Preferred and
  Preference Dividend Requirements     1.40        1.19          4.20        1.96        2.18        2.37



     (1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.